                       [MHM SERVICES, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE

Contact: Michael S. Pinkert
         President and Chief Executive Officer
         (703) 749-4610

MHM SERVICES SUES MEDIQ TO INVALIDATE $11.5 MILLION NOTE AND TO RECOVER $4.5 MILLION PREVIOUSLY PAID UNDER THE NOTE; WINS $425,00 A YEAR CONTRACT TO PROVIDE DENTAL SERVICES TO DELAWARE STATE PRISONS.

Vienna, Virginia, February 10, 1997 -- MHM Services, Inc. (AMEX:MHM) filed suit in the Superior Court of New Jersey -- Essex County Law Division against MEDIQ, Inc. (NASDAQ:MED) to void a five year $11.5 million Note that MEDIQ required MHM to sign in connection with MEDIQ's August 31, 1993, spin-off of MHM, to recover $4.5 million that MHM already has paid to MEDIQ under the Note; and to recover damages.

The suit charges, among other things, that MHM received no consideration for the Note, that MEDIQ breached its obligations to MHM in forcing MHM to execute the Note and that the Note unjustly enriches MEDIQ at MHM's expense.

MHM's suit asks the Court to declare the Note null and void, require that MEDIQ return to MHM all payments that MEDIQ has received under the Note and award MHM compensatory, consequential and punitive damages.

The Note represents part of some $21 million of payment obligations MEDIQ sought to impose on MHM from 1986 through 1993 while MHM was a subsidiary of MEDIQ.

Separately, MHM announced it has been awarded a contract worth $425,000 a year to provide on-site dental services to all inmates of the Delaware State Prison System. In this assignment, MHM is serving as a sub-contractor to ASG/Prison Health Services, a national provider of managed healthcare in prisons.

Under this contract, MHM in conjunction with Washington, D.C.-based Institutional Dental Care, Inc., a Delaware corporation, will be managing the services of dentists and dental technicians.

"This new Delaware contract adds prisons to the line-up of institutions that we serve," said MHM president Michael S. Pinkert. "We currently manage non-medical and behavioral health programs in nursing homes, dialysis centers and schools. Prison inmates represent a growing population in need of quality, cost-effective clinical services."

MHM will begin providing services under the Delaware contract immediately.

MHM Services, Inc., based in Vienna, Virginia, provides sub-acute medical and behavioral health services via practice management of non-physician medical specialties. The Company serves 655 extended care facilities, nursing homes, assisted living centers, other adult community living institutions and schools in 10 states and is a leader in the privatization of programs to underserved populations and beneficiaries of public funds. Services provided include behavioral healthcare, podiatry, optometry and dentistry.

                                     # # #









                                       2